82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

02031260

REGISTRANT'S NAME Valerie Gold Resources

*CURRENT ADDRESS ____________________

PROCESSED
APR 25 2002
THOMSON FINANCIAL

**FORMER NAME ____________________

**NEW ADDRESS ____________________

FILE NO. 82- 3339   FISCAL YEAR 7-31-01

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	*AR/S (ANNUAL REPORT)*	☑
12G32BR (REINSTATEMENT)	☐	*SUPPL (OTHER)*	☐
DEF 14A (PROXY)	☐		

OICF/BY: dlw

DATE : 4/15/02

82-3234

02 APR 12 AM 9:1

AR/S
7-31-01

VALERIE GOLD RESOURCES LTD.

ANNUAL INFORMATION FORM

FOR THE YEAR ENDED JULY 31, 2001

as at March 7, 2002

TABLE OF CONTENTS

TECHNICAL GLOSSARY

In this Annual Information Form the following terms have the meanings set out below:

Glossary of Mining Terms

Ag - Chemical symbol for the metallic element silver.

Au - Chemical symbol for the metallic element gold.

Alteration - Any change in the mineralogic composition of a rock that is brought about by physical or chemical means.

Batholitic - Of a large, deep-seated rock intrusion, usually granite, often forming the base of a mountain range, and uncovered only by erosion.

Bed - The smallest division of a stratified rock series, marked by a well-defined divisional plane from its neighbours above and below; an ore deposit, parallel to the stratification, constituting a regular member of the series of formations, not an intrusion.

Bedding - Condition where planes divide sedimentary rocks of the same or different lithology.

Bedrock - Solid rock underlying surficial deposits.

Breccia - Rock fragmented into angular components.

Chalcopyrite - Copper iron sulphide mineral ($CuFeS_2$).

Cretaceous - A period of geological time ranging from approximately 135 million to 65 million years ago.

Diamond (Drill) Hole - A method of obtaining a cylindrical core of rock by drill with a diamond set or diamond impregnated bit.

Dip - The angle at which a stratum is inclined from the horizontal.

Displacement - Relative movement of rock on opposite side of a fault; also known as dislocation.

EM - Electromagnetic.

Eocene - Part of the early Tertiary period, 60-40 million years ago.

Fault - A fracture in a rock along which there has been relative movement either vertically or horizontally.

Feldspar - A group of common aluminosilicate minerals.

Feasibility study - Engineering study to determine if a mineral property can be developed at a profit and methods to develop it.

Footwall - The mass of rock that lies beneath a fault, an orebody, or a mine working; the top of the rock stratum underlying a vein or bed of ore.

G/t - Grams per tonne.

Gangue - Term used to describe worthless minerals or rock waste mixed in with the valuable minerals.

Geochemical Survey - A measure of the abundance of different elements in rock, soil, water etc.

Geochemistry - Study of variation of chemical elements in rocks or soil.

Gneiss - A foliated metamorphic rock characterized by alternating bands of light and dark minerals.

Gouge - Soft, pulverized mixture of rock and mineral material found along shear (fault) zones and produced by the differential movement across the plane of slippage.

Grab Sampling - A random, possibly hurried, sample of mineralized ground with no statistical validity, taken simply to check the type of mineralization.

Grade - The slope of the bed of a stream, or of a surface over which water flows, upon which the current can just transport its load without either eroding or depositing.

Graphite - Very common mineral, soft native carbon, occurring in black to dark-grey foliated masses, with metallic lustre and greasy feel.

Grid - A network of evenly spaced horizontal and vertical bars or lines, especially one for locating points when placed over a map or chart.

Hanging wall - The rock mass above a fault plane, vein, lode, orebody, or other structure, the underside of the country rock overlying a vein or bed of ore.

Hectare - A measurement of area equal to a square of 100 metres in length on each side (10,000 square metres.

Intrusive - Said of an igneous rock, which invades older, rocks.

Jurassic - A period of geological time extending from 195 million to 135 million years ago.

Lime - A white substance, calcium oxide (CaO), obtained by the action of heat on limestone, shells and other materials containing calcium carbonate.

Limestone - Rock consisting mainly of calcium carbonate, often composed of the organic remains of sea animals (mollusks, coral, etc.) and used as building stone.

Limonite - A native hydrous ferric oxide of variable composition that is a major ore of iron.

Lode - A tabular or vein-like deposit of valuable mineral between well defined walls of country rock.

Meta-intrusive - An intrusive rock that has been metamorphosed.

Metamorphosed/Metamorphic - A rock that has been altered by physical and chemical processes including heat, pressure and fluids.

Metasediment - A sedimentary rock which shows evidence of having been subjected to metamorphism.

Mica - Any member of a group of minerals, hydrous disilicates of aluminium with other bases, chiefly potassium, magnesium, iron and lithium, that separates readily into thin, tough, often transparent, and usually elastic laminae.

Mineralization - The concentration of metals and their chemical compounds within a body of rock.

Miocene - Part of the late Tertiary period, 25-11 million years ago.

Net Smelter Return (Royalty) - A royalty based on the actual metal sale price received less the cost of refining at an off-site refinery.

Offset - The horizontal displacement component in a fault, measured parallel to the strike of the fault.

Ore - Rock containing mineral(s) or metals, which can be economically extracted.

Orebody - *A solid and fairly continuous mass of ore.*

Outcrop - An exposure of bedrock at the surface.

Paleocene - Relating to the earliest epoch in the Tertiary period.

Pb - Chemical symbol for the metallic element lead.

PGE – Platinum Group Elements; includes platinum, palladium, rhodium, ruthenium and iridium.

Porphyry - A rock consisting of feldspar crystals embedded in a compact dark red or purple groundmass.

PPB - Part Per Billion.

PPM - Part Per Million.

Pt – Chemical symbol for the metallic element platinum.

Pyrite - Iron sulphide (FeS_2).

Pyrrhotite - A magnetic iron sulphide material.

Quartz - A mineral composed of silicon dioxide.

Quartzite - A silica-rich metamorphic rock formed from sandstone.

Reconnaissance - A general examination or survey of a region with reference to its main features, usually as a preliminary to a more detailed survey.

Rotary Drilling - The chief method of drilling deep wells, especially for oil and gas. A hard-toothed bit rotates at the bottom of a drill pipe, grinding a hole into the rock. Lubrication is provided by continuously circulating drilling fluid, which brings the well cuttings to the surface.

Schist - A strongly foliated metamorphic rock.

Sediment - Solid material that has settled down from a state of suspension in a liquid. More generally, solid fragmental material transported and deposited by wind, water or ice, chemically participated from solution, or secreted by organisms, and that forms in layers in loose unconsolidated form.

Shear - To move as to create a planar zone of deformed rock.

Silicious - Said of a rock rich in silica.

Soil Sampling - Systematic collection of soil samples at a series of different locations in order to study the distribution of soil geochemical values.

Sulphide - A group of minerals in which one or more metals are found in combination with sulphur.

Tertiary - Geological period (part of the Cenozoic Era) from 65 million - 1.8 million years ago.

Tonne - Metric unit of weight equivalent to volume multiplied by specific gravity, equivalent to 1.102 tons.

Trenching - The act of blasting or digging through overburden/outcrop to attend fresh outcrop for mapping and sampling.

Vein - A thin sheet-like intrusion into a fissure or crack, commonly bearing quartz.

Workings - A part of a mine, quarry, etc., where work is or has been done.

Zn - Chemical symbol for the metallic element zinc.

2.CORPORATE STRUCTURE

2.1 Name and Incorporation

Valerie Gold Resources Ltd. ("Valerie" or the "Company") was incorporated under the Company Act (British Columbia) on April 14, 1987, by registration of a memorandum and articles with the Registrar of Companies.

The registered and records offices of the Company and its head office and principal place of business are located at Suite 1400 – 570 Granville Street, Vancouver, British Columbia, V6C 3P1.

2.2 Intercorporate Relationships

The Company had one subsidiary in Mexico, Valerie Gold de Mexico, S.A. de C.V. ("Valerie Mexico"), a company incorporated in Mexico on June 25, 1994. The Company owned 100% of the issued and outstanding shares of Valerie Mexico at July 31, 2001. The Company sold Valerie Mexico to a privately held Mexican company in December 2001 for US$147,980.

The Company also has two wholly owned, direct and indirect subsidiaries, one in the Cayman Islands, Valerie Gold International (Cayman) Ltd., and one in Panama, Puma Minerals Ltd., S.A., to facilitate exploration in Ecuador. Puma Minerals Ltd., S.A. is in the process of dissolution. Unless the context otherwise requires, references herein to the "Company" or "Valerie" include all the subsidiaries of the Company.

3 GENERAL DEVELOPMENT OF THE BUSINESS

Valerie is a natural resource company engaged in the business of acquiring, exploring and financing mineral resource properties, primarily precious and base metals.

3.1 Three Year History

Since its incorporation in 1987, the Company has been in the business of acquiring and exploring mineral properties. For the past three years, until January 2001 the Company was principally engaged in attempting to locate deposits of precious and base metals on its Santa Barbara property in Ecuador, and in Mexico. During the three years ended July 31, 2001, the Company focused its efforts on Mexico, the United States and Ecuador. From 1996 to 1998, the Company explored the Mamatla property in Mexico. After an extensive exploration program, the property was written off in 1998. Valerie commenced exploration programs on the Estrella property in Mexico, the Recluse property in the Northwest Territories, and the Octo property in Alaska. After short exploration programs on these properties, it was concluded that the properties did not meet the Company's exploration objectives and the properties were written off. In October 1999, the Company entered into an agreement with TVX Normandy (Caymans) Holdings Inc. ("TVX") on the Santa Barbara property in Ecuador. An exploration program started on the property in October 1999 and continued until August 2000. In January 2001, Valerie completed an evaluation of the exploration results and future potential of the Santa Barbara property and found that although exploration completed to date demonstrated extensive gold-copper mineralization in the SB and El Hito zones, the low grades were below the Company's expectations. In light of the continuing low copper and gold prices, all work on the property was suspended and Valerie returned the property to TVX and terminated the property option agreement with TVX effective February 2001.

More recently, the Company has been reviewing mineral properties and conducting exploration programs on mineral properties in the Provinces of Manitoba and Ontario in Canada and the State of Nevada in the United States. Other metals, if discovered, may also be explored if they occur in quantities that appear to be economically recoverable.

The Company does not have any mineral properties on which commercial mining operations presently exist. The Company is currently conducting property investigations on possible mineral property acquisitions, is conducting early stage exploration on its current holdings and continues to review other business opportunities.

3.2 Significant Acquisitions and Significant Dispositions

The following are the particulars of significant dispositions of the Company during the past year. None of these transactions were with insiders, associates of affiliates of the Company except as otherwise noted. The Company made no significant acquisitions, as that term is defined under applicable securities rules, during the past year.

Tajos de Oro Property, Mexico

The Company, through Valerie Mexico, has conducted regional geology in numerous areas of Mexico. The main focus of effort for the year ended July 31, 2001, was on the Tajos de Oro Property, comprised of the Zapotan (4,952 hectares), Tajos de Oro (66 hectares) and Camelote (6.0 hectares) exploration lots, located in Nayarit, Mexico.

The initial work on the property located three large easterly trending zones of hydrothermal alteration within pyroclastic felsic volcanics.

Gold and silver mineralization was observed in existing underground workings, and the Company completed 417 m of HQ Diamond drilling in 4 holes to test the quartz breccia – alteration zone exposed on surface and within the underground workings at depth. Drilling results showed that the mineralization zone has no depth potential and is narrowing from an exposed surface sample width of 52 m to a width of 2.58 m in DDH - #2 below the old workings.

Other zones located within the property are low grade and of limited potential. The results confirm that the mineralization part of quartz breccia – alteration zone is limited with little opportunity to provide a significant orebody and the Company has relinquished its interest in Tajos de Oro. The expenditures of $483,244 were incurred to July 31, 2000, and additional costs of $724,186 in fiscal 2001 were written off, for a total of $1,207,430. Also, included in the fiscal 2001 costs are severance and other costs relating to the closure of the exploration office in Mexico.

Santa Barbara Property, Ecuador

In August 1999 the Company entered into an option agreement with TVX to acquire a 50% interest in TVX's Santa Barbara Property in Ecuador. The Company made a US$100,000 cash payment to TVX, and committed to spend a minimum US$500,000 on exploration of the concession within nine months of regulatory approval. In order to earn its 50% interest, the Company was to spend a total of US$4,000,000 within 36 months of regulatory approval. As part of the agreement, the Company granted to TVX warrants to purchase up to 3,000,000 common shares. None of these warrants were exercised, and all have since expired.

On January 31, 2001, the Company announced that it had terminated its option agreement with TVX and as of February 28, 2001, the property was returned to TVX. The expenditures of $2,775,919 incurred to July 31, 2000, and additional costs incurred in fiscal 2001 were written off, for a total of $2,922,496.

Walker Lane Gold Property, Nevada

In July 2001 Valerie entered into an option agreement with Nevada Mineral Recon Company to earn a 100% interest in the Walker Lane Gold Property consisting of the Ron-Don-Terri-Pat claim blocks in the Mina Gold-OMCO-Warrior area, in Mineral and Nye counties Nevada.

To earn its interest, Valerie was to make cash payments totalling US$70,000, of which US$35,000 was paid, and issue 200,000 common shares (50,000 issued) over a 24-month period. A 2.5 per cent Net Smelter Returns royalty was also to be paid to the optionors from the production of gold and silver on the property. Valerie issued 80,000 common shares as finders' fees to two parties. A mapping and sampling program identified three main targets for drilling, on the Ron, Don and Pat-5 claims. A 1,150 metre, eight-hole angled reverse-circulation drill program was carried out on the three targets, (Pat - 350 metres, the Don - 136 metres and the Ron - -674 metres) in the first quarter of fiscal 2002. The results did not meet the Company's expectations of economic gold and silver mineralization and as a result the Company advised the optionors that they were terminating the option agreement on the property. The total expenditure on the property, including finders' fees and option payments, was approximately $222,000.

3.3 Trends

Management does not presently know of any trend, commitment, event or uncertainty that may reasonably be expected to have a material effect on the Company's business, financial condition or result of operations.

4 NARRATIVE DESCRIPTION OF THE BUSINESS

4.1 General

All of the Company's properties are preliminary stage exploration properties and are not the subject of technical reports by independent qualified persons. Information contained in this Annual Information Form that is of a scientific or technical nature has been prepared by or under the supervision of Mr. Arthur G. Troup, P.Eng. who is a "qualified person" as the term is defined in National Instrument 43-101.

The Company, through Valerie Mexico, has conducted regional geology in numerous areas of Mexico. Subsequent to the dropping of the Tajos de Oro Property, the Company sold Valerie Mexico to a private Mexican company for US$147,980.

The Company does not directly employ any personnel. Sultan conducts exploration activities through LMC Management Services Ltd, whose employees and consultants supervise and carry out the day-to-day business of the Company. – see "Management Agreement" under subsection 8.5.

The Company explores for minerals and in fiscal 2001 has been concentrating its efforts in Canada and the United States. Prior to this Valerie explored for minerals in Mexico and Ecuador. Currently, Valerie has interests in on several properties in the early exploration stage. No definitive ore reserves have yet been identified on any of the properties and the Company is continually evaluating the results from the various exploration programs underway and analyzing future potential.

The Company presently has an interest in the following properties, no one of which is, at this time, material to the Company.

Crystal Diamond Property, Manitoba

In February 2001, Valerie acquired the right to earn a 100% interest in a 16,450-hectare diamond property, the Crystal Diamond Property, located 35 kilometres east of Gillam, Manitoba. Valerie may earn its interest by making cash payments totalling $100,000 over 36 months and issuing 100,000 common shares over 36 months. The first payment of $10,000 and the initial 25,000 common shares were issued on receipt of regulatory approval. A $25,000 deposit as guarantee was made against required minimum work expenditures on the exploration permit with the Manitoba Director of Mines for a 15,500-hectare exploration permit that surrounds the Crystal claims.

The property is subject to a 1% net product royalty, (NPR), to the optionor. Valerie has the first right of refusal for 30 days if the Optionor wishes to sell or assign his interest in the property.

The property is covered by a thick layer of glacial clay, till and boulders. An airborne magnetic survey on 100-metre spaced lines over the property located eight isolated magnetic features. These features could be representative of kimberlite intrusions, the host of diamonds worldwide. Valerie is finalizing plans for ground exploration on the eight isolated targets.

Platinum Group Element Properties (PGE), Ontario

During the year, Valerie entered into several joint venture agreements on various targets for platinum group elements in northern Ontario. A joint venture option agreement was entered into with East West Resource Corporation ("East West") on five targets in Northern Ontario, presently held 100% by East West. The properties are located northeast (Abbott & Williamson Townships) and northwest (Fallis & Goodfellow Townships) of Thunder Bay, Ontario. The five properties are situated along the Quetico Fault and associated structures that are similar to the geological setting found at the Lac des Iles Mine of North American Palladium Ltd. Altered gabbro – pyroxenite bodies that are the same age and in the same structural setting as Lac des Iles are the prime targets for palladium, platinum, gold, nickel and copper mineralization. Most of these bodies have been unexplored in the past.

Under the terms of the agreement with East West, Valerie may earn a 50% interest in the 5 properties individually by completing combined exploration programs totalling $1.4 million over a four-year period. Valerie has the option to earn a further 10% interest in any of the properties by completing a positive feasibility study. An initial cash option payment of $15,200 was made and further option payments totalling $105,000 are to be made over a 3-year interval for Valerie to be vested with its 50% interest.

In 2001, Valerie also entered into an option agreement with East West to acquire up to a 60% interest in the 143-claim unit McCoig property, located on the eastern extension of the Quetico Fault System in northern Ontario. Valerie may earn a 50% interest in the property by spending a total of $1 million over four years and has the right to earn an additional 10% interest by completing a bankable feasibility study. Valerie made a $13,000 property payment on CDNX approval of the agreement. Valerie is required to expend $57,200 on exploration by April 3, 2002, and make additional option payments totalling $45,000 over a 48-month period to East West. Valerie also staked 386 adjacent claims covering 10,560 hectares in the area.

Throughout the spring and summer of 2001, prospecting, reconnaissance geological mapping and litho-geochemical sampling programs were carried out. The six properties held with East West were assessed for palladium, platinum, gold, nickel and copper mineralization. All six properties are situated along the

Quetico Fault and overlie altered gabbro-pyroxenite bodies that are believed to be the same age and in the same structural setting as the Lac del Iles orebody. An induced polarization, magnetic and electromagnetic survey was carried out on the McCoig prospect, which defined targets for a four-hole diamond drill program totalling 610 metres.

After exploration results were received, the Company returned the East West properties and the McCoig properties to the vendor. Valerie maintains a 60 to 80% interest in the claims staked by the Company in the area under the terms of the joint venture agreement.

Starlight Diamond Property, Manitoba

In October 2001, Valerie entered into an agreement whereby Valerie may earn a 60% interest in the Starlight Diamond Property, held by CanAlaska Ventures Ltd. ("CanAlaska"). The 42,000-hectare property, Permit #216, is located 120 kilometres southeast of Gillam, Manitoba. To earn its interest, Valerie must make cash payments of $45,000 over three years and issue 150,000 common shares within one year of regulatory approval. An additional 50,000 shares are to be issued upon completion of a Phase I drill program. A $1,000,000 expenditure program must be completed by 2006. A final 100,000 shares are to be issued by Valerie within 60 days of a feasibility study being completed on the property. The property is also subject to a 1% net smelter returns royalty to the optionor.

A 4,527-kilometer airborne magnetic survey was completed on the property in late October. Preliminary inspection of the data has identified fourteen isolated, circular to ellipsoidal, features. These anomalous magnetic features could be representative of kimberlitic material, the potential host of diamonds. Several diamond indicator minerals, including G10 garnets, were found in glacial till samples from an area 50 kilometres southwest of the property. The direction of glacial transport suggests the source of the indicator minerals may be in the vicinity of the Starlight claims. A consulting geophysicist is currently evaluating the geophysical data in order to prioritize the targets for ground follow-up.

Armstrong Palladium Property, Ontario

Valerie has entered into an option agreement, subject to regulatory approval, to earn a 100% interest in the Armstrong Palladium property from four vendors. The Armstrong property is comprised of twelve claims totalling 186 units located nine kilometres northwest of Armstrong, Ontario. Terms of the agreement require Valerie to make total cash payments of $144,000 over a three-year period and issue 250,000 common shares over a four-year period. Four tranches of 50,000 share purchase warrants will be issued over three years at prices ranging from $0.33 to $0.80 to purchase a total of 200,000 common shares in the Company. The first tranche of warrants expires one year from the date of regulatory approval, and each subsequent tranche will similarly expire after one year. These warrants are only exercisable if and so long as Valerie retains its interest in the Property. A four-year exploration program totalling $500,000 must also be completed on the property. The Property will also be subject to a 2% Net Smelter Returns royalty to the optionors, of which 50% may be purchased for $2,000,000 any time up to the date of commercial production.

Empire Lake Property, Ontario

Valerie has staked mine claims totalling 20.3 square kilometres, located 165 miles northwest of Thunder Bay, Ontario. The property is a large scale, layered mafic intrusion of Archean age. During the fall of 2001, reconnaissance scale mapping, rock chip sampling and 14.35 kilometres of ground magnetic and IP surveys were completed. Further scale mapping and sampling and follow-up geophysical anomalies are planned for the summer of 2002.

Investment in Northern Orion Explorations Ltd.

In May 2001, the Company purchased a total of 10,000,000 units in Northern Orion Explorations Ltd. ("Northern"), by way of a private placement. Each unit consists of one common share and one warrant to purchase an additional common share at a price of $0.175 per share in the first year and $0.20 per share in the second year, expiring on April 27, 2003. The acquired common shares were valued at the prevailing market price at the time of acquisition of $1,100,000 and the remaining balance of the purchase price, or $400,000, was ascribed to the warrants.

Concurrent with the Company's investment in Northern, the Company also entered into an agreement, for nominal consideration, with an unrelated third party that holds an option to purchase 60,012,471 currently outstanding common shares of Northern. Pursuant to the agreement, the Company may exercise the option and purchase the common shares of Northern through the unrelated third party at $0.10 per share. This option expires on June 30, 2002. Subsequent to the Company's purchase of its investment in Northern, an officer and director of Northern was appointed a director of the Company and an officer and director of the Company was appointed a director of Northern.

Risks and Uncertainties

The following list risk factors, while not exhaustive, may apply to the Company due to the nature of its business:

Financing Risks

The Company has no revenue other than interest income. A mining project can typically require five years or more between discovery, definition, development and construction and as a result, no production revenue is expected from any of the Company's exploration properties in that time frame. All of the -term operating and exploration expenses must be paid from its existing cash position or external financing; however, the Company believes it has sufficient capital to fund forecasted levels of operations for at least the next two to three years. Actual funding may vary from that planned due to a number of factors, the most significant of which would be the progress of exploration and development. In the event that changes in market conditions prevent the Company from receiving additional external financing if required, the Company would be forced to review its property holdings and prioritize project exploration to fit within cash availability.

Foreign Countries: Currency Fluctuations and Regulatory Requirements

The Company's principal areas of activity in fiscal 2000 were Ecuador and Mexico, which have different cultural, economic and political environments to that of Canada and the United States, the locations of Valerie's exploration focus in fiscal 2001. In the past, instability in the Ecuadorian and Mexican currencies subjected the Company to some degree of foreign currency risk. The Company minimized this risk by maintaining most of its cash in Canadian and US dollars outside of Ecuador and Mexico.

Exploration and Mining Risks

The business of exploration for minerals and mining involves a high degree of risk. Few properties that are explored are ultimately developed into producing mines. At present, none of the Company's properties has a known body of commercial ore. Substantial expenditures are required to establish ore reserves through drilling, to develop metallurgical processes to extract the metal from the ore and to develop the mining and processing facilities and infrastructure at any site chosen for mining. Although substantial benefits may be derived from the discovery of a major mineralized deposit, no assurance can be given that minerals will be discovered in sufficient quantities to justify commercial operations or that funds required for development can be obtained on a timely basis.

Uninsured Risks

In the course of exploration, development and production of mineral properties, certain risks, and in particular, unexpected or unusual geological and operating conditions including rock bursts, unusual or unexpected formations, formation pressures, cave-ins, land-slides fires, explosions, flooding and earthquakes, power outages, labour disruptions, and the inability to obtain suitable or adequate machinery, equipment or labour may occur. It is not always possible to fully insure against such risks and the Company may decide not to take out insurance against such risks as a result of high premiums or other reasons. Should such liabilities arise, they could reduce or eliminate any future profitability and result in increasing costs and a decline in the value of the securities of the Company.

Metal Prices, Environmental and other Regulatory Requirements

The economics of developing gold and other mineral properties is affected by many factors, including the cost of operations, variations in the grade of ore mined, fluctuations in metals markets, costs of processing equipment and factors such as government regulations, including regulations relating to royalties, allowable production, importing and exporting of minerals and environmental protection. The Company has a history of losses and it has no producing mines at this time.

The operations of the Company will require licenses and permits from various governmental authorities. There can be no assurance that the Company will be able to obtain all necessary licenses and permits that may be required to carry out exploration, development and mining operations at any of its mineral properties.

Factors beyond the control of the Company may affect the marketability of any gold or other minerals discovered. Metal prices have fluctuated widely, particularly in recent years, and are affected by numerous factors beyond the Company's control, including international economic and political trends, acts of terrorism, expectations of inflation, currency exchange fluctuations, interest rates, global or regional consumption patterns, speculative activities and worldwide production levels. The effect of these factors cannot accurately be predicted.

The Company's operations may be subject to environmental regulations promulgated by government agencies from time to time. Environmental legislation provides for restrictions and prohibitions on spills, releases or emissions of various substances produced in association with certain mining industry operations, such as seepage from tailings disposal areas, which would result in environmental pollution. A breach of such legislation may result in imposition of fines and penalties. In addition, certain types of operations require the submission and approval of environmental impact assessments. Environmental assessments of proposed projects carry a heightened degree of responsibility for companies and directors, officers and employees. The cost of compliance with changes in governmental regulations has a potential to reduce or eliminate the profitability of operations.

Title Matters

Although the Company obtains legal opinions with respect to title to its properties, there is no guarantee that title to such properties will not be challenged or impugned. The Company's mineral property interests may be subject to prior unregistered agreements or transfers or native land claims and title may be affected by undetected defects.

Competition

The mining industry is intensely competitive in all its phases. The Company competes with many companies possessing greater financial resources and technical facilities than itself for the acquisition of mineral concessions, claims, leases and other mineral interests as well as for the recruitment and retention of qualified employees.

Personnel

The Company has relied on and may continue to rely upon consultants and others for exploration and development expertise.

5 SELECTED CONSOLIDATED FINANCIAL INFORMATION

5.1 Annual Information Form

Five Year Comparative Data

The following table sets out selected financial information for the last five completed financial years of the Company:

	2001 ($)	2000 ($)	1999 ($)	1998 ($)	1997 ($)
Interest and sundry income	397,740	416,559	667,880	434,774	1,139,818
Foreign exchange gains (losses)	38,558	(103,558)	(59,829)	599,462	28,452
Total Revenue	397,740	416,559	667,880	434,774	1,139,818
Expenses					
Write-down of mineral properties	3,646,682	483,244	1,618,005	11,026,364	--
Total Expenses	5,137,383	2,267,275	3,509,936	12,132,552	1,884,354
Loss for the year	4,739,643	1,850,716	2,842,056	11,697,778	744,536
Loss per share	0.388	0.152	0.233	0.968	0.062
Loss per share fully diluted	0.332	0.134	0.206	0.880	0.054
Total Assets	6,765,254	11,759,483	13,322,882	16,162,404	28,401,213
Total Liabilities	127,277	392,613	109,696	180,162	730,893
Share Capital	31,886,045	31,875,295	31,870,895	31,797,895	31,788,195
Deficit	25,248,068	20,508,425	18,657,709	15,815,653	4,117,875
Dividends declared	NIL	NIL	NIL	NIL	NIL

Two-Year Comparative Data by Quarter

The following table sets out selected financial information for the four quarters in fiscal 2001:

	Q4 ($)	Q3 ($)	Q2 ($)	Q1 ($)
Interest and sundry income	22,851	57,918	163,789	153,182
Foreign exchange (gains) losses	(2,299)	(19,425)	(14,396)	(2,438)
Total Revenue	22,851	57,918	163,789	153,182
Expenses				
Write-down of mineral properties	280,536	4,997	3,069,205	291,944
Total Expenses	592,561	383,359	3,571,418	590,045
Loss for the period	569,710	325,441	3,407,629	436,863

	Q4 ($)	Q3 ($)	Q2 ($)	Q1 ($)
Total Assets	6,765,254	7,246,296	7,563,717	11,026,217
Total Liabilities	127,277	38,609	41,339	96,210
Share Capital	31,886,045	31,886,045	31,875,295	31,875,295
Deficit	25,248,068	24,678,358	24,352,917	20,945,288

The following table sets out selected financial information for the four quarters in fiscal 2000:

	Q4 ($)	Q3 ($)	Q2 ($)	Q1 ($)
Interest and sundry income	39,380	21,445	82,680	273,054
Foreign exchange gains (losses)	190,991	(170,354)	29,352	53,569
Total Revenue	39,380	21,445	82,680	273,054
Write-down of mineral properties				
Total Expenses	483,244	--	--	--
Loss (earnings) for the period	378,470	317,195	540,583	547,783
Total Assets	822,334	295,750	457,903	274,729
Total Liabilities	11,759,483	12,396,267	12,683,644	13,008,786
Share Capital	392,613	207,063	198,690	65,929
Deficit	31,875,295	31,875,295	31,875,295	31,875,295

5.2 Dividends

There are no restrictions that could prevent the Company from paying dividends, however, the Company has not paid any dividends on its common shares since incorporation and has no present intention of paying dividends as it anticipates that all available funds will be invested to finance the growth of the Company.

6 MANAGEMENT'S DISCUSSION AND ANALYSIS

6.1 Form 44-101F2 Disclosure

Management's Discussion and Analysis of Financial Conditions and Results of Operations for the year ended July 31, 2001, is set out at pages 7 to 10, inclusive, of the Company's 2001 Annual Report filed via SEDAR on December 18, 2001, under BC Form 51-901F, and is incorporated herein by reference.

7 MARKET FOR SECURITIES

7.1 Market for Securities

The Company's common shares are listed and posted for trading on the Canadian Venture Exchange under the symbol VLG.

8 DIRECTORS AND OFFICERS

8.1 Name, Address, Occupation and Security Holding

Name, Office Held and Municipality of Residence	Director Since	Principal Occupation for The Previous Five Years
Frank A. Lang, P. Eng. President and Director West Vancouver British Columbia Canada	November 26, 1990	President of the Company, Honorary Chairman of Aurizon Mines Ltd., Chairman of Sultan Minerals Inc., President and Director Cream Minerals Ltd. and Emgold Mining Corporation, Director and/or Officer of other natural resource companies.
Sargent H. Berner,[1][2] LL.B, LL.M Director Vancouver, British Columbia, Canada	January 23, 1996	Partner of DuMoulin Black, Barristers & Solicitors
A. Darryl Drummond,[1][2] Ph.D., P.Eng. Director Vancouver, British Columbia Canada	November 3, 1998	Consulting Geological Engineer Director and/or officer of other natural resource companies
Shannon M. Ross, C.A., Chief Financial Officer and Corporate Secretary Burnaby, British Columbia Canada	January 4, 2000	Chief Financial Officer and Corporate Secretary of the Company since January 2000; Controller and Corporate Secretary, Dia Met Minerals Ltd., January to July 1999; Controller, Hunter Dickinson Group of companies, 1996 to 1999, Vice President, Corporate Affairs, Quartz Mountain Resources Ltd., January 1990 to present.
Arthur Troup, P.Eng., Vice President Exploration, West Vancouver British Columbia Canada	April 14, 1998	President and Chief Executive officer of Sultan Minerals Inc., Vice President, Exploration - Emgold Mining Corporation and Cream Minerals Ltd., Director and/or officer of other natural resource companies.
William J. Witte,[1][2] P.Eng. Executive Vice President and Director West Vancouver, British Columbia Canada	October 27, 1998	Executive Vice President and Director of the Company, Cream Minerals Ltd. and Emgold Mining Corporation. Independent businessman involved with real estate investments, and the evaluation, financing, development and operation of mineral exploration properties and mines.

Name, Office Held and Municipality of Residence	Director Since	Principal Occupation for The Previous Five Years
Stephen J. Wilkinson,[1] M.Sc., MBA Director North Vancouver, British Columbia Canada	July 18, 2001	President and Chief Executive Officer, Northern Orion Explorations Ltd.; Mining Analyst, Global Mining and Metals Group for RBC Dominion Securities Inc.

(1) *Member of the audit committee.*

(2) Member of the Corporate Governance Committee

There is no executive committee.

The directors of the Company are elected and hold office until the next annual general meeting of the shareholders, unless any director resigns, is removed, or becomes disqualified earlier.

As at January 31, 2002, the directors and officers of the Company as a group, beneficially own, directly or indirectly, or exercise control or direction over 1,959,455 common shares or 15.78% of the voting common shares of the Company.

8.2 Corporate Cease Trade Orders or Bankruptcies

To the knowledge of Management, there have been no directors or officers of the Company, or any shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company, who is, or within the last 10 years before the date of this AIF, was a director or officer of any issuer which, while that person was acting in that capacity:

(a) was the subject of a cease trade order or similar order, or an order that denied the other issuer access to any exemptions under Canadian securities legislation, for a period of more than 30 consecutive days; or

(b) became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangements or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

8.3 Penalties or Sanctions

To the knowledge of Management, there have been no directors or officers of the Company, or any shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company, that have:

(a) been subject to any penalties or sanctions imposed by any court relating to Canadian securities legislation or by any Canadian securities regulatory authority or has entered into a settlement agreement with a Canadian securities regulatory authority; or

(b) been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

8.4 Personal Bankruptcies

To the knowledge of Management, there have been no directors or officers of the Company, or any shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company, or a personal holding company of any such person has, within the last 10 years before the date of this AIF, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or was subject to or instituted any proceedings, arrangements or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director or officer.

8.5 Conflicts of Interest

Until July 31, 2001, the Company received administrative services from Lang Mining Corporation ("Lang Mining"), a private company of which Frank A. Lang is the President, a Director and a major shareholder, and reimbursed Lang Mining on a cost plus 15% basis. The Company also paid Lang Mining a monthly management fee of $5,000. As of July 31, 2001, Lang Mining owed the Company $570,787 for advance payments on administrative services provided.

Effective July 31, 2001 the agreement with Lang Mining was terminated and the Company entered into an agreement with Lang Mining for repayment of the balance outstanding.

Since August 1, 2001, management, administrative, geological and other services have been provided by LMC Management Services Ltd., a private company held jointly by the Company and other public companies, to provide services at cost to the various individuals, partnerships and corporate entities currently sharing office space with the Company.

The Company's directors and officers may serve as directors or officers of other companies or have significant shareholdings in other resource companies and, to the extent that such other companies may participate in ventures in which the Company may participate, the directors of the Company may have a conflict of interest in negotiating and conducting terms respecting the terms of such participation. In the event that such conflict of interest arises at a meeting of the Company's directors, a director who has such a conflict is required to disclose such conflict and abstain from voting for or against the approval of such a participation or such terms.

To the knowledge of management there are no existing or potential conflicts of interest between the Company, any subsidiary of the Company and a director or officer of the Company, except as disclosed herein.

9 ADDITIONAL INFORMATION

The information contained in this Annual Information Form is as at March 7, 2002, unless otherwise stated. The Company's management proxy circular for its annual general meeting of shareholders held on January 30, 2002 contains further information, including information relating to directors' and officers' remuneration, principal holders of voting securities, options to purchase securities and interest of insiders in material transactions. Additional financial information is provided in the Company's comparative financial statements for its most recently completed financial year. The financial statements are set out at pages 12 to 27, inclusive, of the 2001 Annual Report, filed via SEDAR on December 18, 2001, under Audited Annual Financial Statements. The applicable sections of those documents are incorporated herein by reference.

The Company will provide to any person, upon written request to the Secretary of the Company, c/o Valerie Gold Resources Ltd., Suite 1400, 570 Granville Street, Vancouver B.C. Canada V6C 3P1, copies of the following documents:

(i) One copy of the AIF of the Company, together with one copy of any document, or the pertinent pages of any document, incorporated by reference in the AIF;

(ii) One copy of the comparative financial statements of the Company for its most recently completed financial year together with the accompanying report of the auditor and one copy of any interim financial statements of the Company issued subsequent to the financial statements for its most recently completed financial year;

(iii) One copy of the information circular of the Company in respect of its most recent annual meeting of the shareholders that involved the election of directors or one copy of any filing prepared in lieu of that information circular as appropriate; and

At any other time, one copy of any other documents referred to in paragraphs (i), (ii) and (iii) above, provided the Company may require the payment of a reasonable charge if a person who is not a security holder of the Company makes the request.

Additional information, including directors' and officers' remuneration and indebtedness, principal holders of the Company's securities, options to purchase securities and interests of insiders in material transactions, where applicable, is contained in the Company's information circular for the most recent annual meeting of the shareholders that involved the election of directors. Additional financial information is provided in the Company's comparative financial statements for its most recently completed financial year.

VALERIE GOLD RESOURCES LTD.

Suite 1400 – 570 Granville Street
Vancouver, B.C. V6C 3P1
www.valeriegold.com / www.langmining.com

March 7, 2002

Ticker Symbol: **VLG**-cdnx
SEC 12g3-2(b) exemption 82-3339
Standard and Poors Listing

VALERIE EXPANDS MANITOBA DIAMOND PROPERTY

Valerie Gold Resources Ltd. (VLG-cdnx) is pleased to announce it has entered into an option agreement dated March 6, 2002 (the "Agreement"), with **4378831 Manitoba Ltd.**, (the "Optionor") to acquire the right to earn a 75% interest in Exploration Permit 229 -hectare concession located 50 kilometres east of Gillam, Manitoba.

Valerie can earn its interest by making payments totalling $105,000 and issuing 200,000 common shares over 36 months, subject to regulatory approval. Valerie must also incur exploration expenditures on Concession 229 prior to November 28, 2002. If Valerie should keep the option on Concession 229 past January 31, 2003, Valerie agrees to incur additional exploration expenditures on the concession of $250,000 prior to January 31, 2004.

Upon fulfilling the obligations set out above, Valerie will be vested with 75% right, title and interest in and to Concession 229 and the parties shall enter into a 75:25 Joint Venture for the further exploration and development of Concession 229. Valerie shall be entitled to be operator of the Joint Venture so long as its interest remains greater than 50%. If either party's interest drops to 10%, its interest shall be converted to a 2.0% Net Product Royalty ("NPR") provided that the other party shall have the right to purchase 50% of the NPR for $2,000,000 upon commencement of commercial production.

Concession 229 lies immediately south of Valerie's Crystal Diamond Property where diamond drill testing of 9 geophysical targets is currently under way. Concession 229 is situated at the head of a 150 kilometre long kimberlite indicator mineral train with G-10 garnets reported on the property. Concession 229 was recently flown with a detailed low level magnetometer survey. The airborne geophysical survey shows 5 isolated magnetic bulls-eye type targets that could represent a cluster of kimberlite intrusions. Valerie plans to immediately initiate additional geophysical surveys over Concession 229 to prepare these targets for diamond drilling following completion of the Crystal Property drill program.

Frank Lang, P. Eng
President

For further information please contact:
Investor Relations at the Lang Mining Group
Tel: (604) 687-4622 Fax: (604) 687-4212
Toll Free: 1-888-267-1400 Email: Investor@langmining.com

Valerie Gold Resources Ltd.

Suite 1400 – 570 Granville Street
Vancouver, B.C. V6C 3P1
www.valeriegold.com / www.langmining.com

March 19, 2002

Ticker Symbol: **VLG**-cdnx
SEC 12g3-2(b) exemption 82-3339
Standard and Poors Listing

CDNX APPROVAL RECEIVED ON EXPLORATION PERMIT 229

Valerie Gold Resources Ltd. (VLG-cdnx) is pleased to report that the CDNX has accepted for filing an option agreement dated March 6, 2002, between the Company and 4378831 Manitoba Ltd. (the "Agreement").

The property, optioned from 4378831 Manitoba Ltd. (the "Optionor"), consists of a 75% interest in Exploration Permit 229 (the "Concession 229"), a 50,000 hectare concession located 50 kilometers east of Gillam, Manitoba. The terms of the option are that Valerie must make total cash payments of $105,000 and issue 200,000 common shares to the Optionor over a three-year period from the date of regulatory approval of the Agreement. In addition to the above, Valerie must also incur exploration expenditures on Concession 229 totaling $63,000 prior to November 28, 2002 and additional exploration expenditures of $250,000 prior to January 31, 2004.

Upon fulfilling the obligations set out above, Valerie will be vested with 75% right, title and interest in and to Concession 229 and the parties shall enter into a 75:25 Joint Venture for the further exploration and development of Concession 229. Valerie shall be entitled to be operator of the Joint Venture so long as its interest remains greater than 50%. If either party's interest drops to 10%, its interest shall be converted to a 2.0% Net Product Royalty ("NPR") provided that the other party shall have the right to purchase 50% of the NPR for $2,000,000 upon commencement of commercial production.

No common shares will be issued as bonuses, finder's fees or commissions in connection with this transaction. All of the common shares issued pursuant to the Agreement will have a four-month hold period from the date of each issuance. The initial 50,000 common shares to be issued pursuant to the Agreement will have a four-month hold period expiring July 14, 2002.

Frank A. Lang, P. Eng
President

For further information please contact:
Investor Relations at the Lang Mining Group
Tel: (604) 687-4622 Fax: (604) 687-4212
Toll Free: 1-888-267-1400 Email: Investor@langmining.com

VALERIE GOLD RESOURCES LTD.
www.valeriegold.com / www.langmining.com

NORTHERN ORION EXPLORATIONS LTD.

March 28, 2002

VLG-CDNX
NNO – TSE

NORTHERN ORION & VALERIE GOLD RESOURCES LTD. RECEIVE EXCHANGE ACCEPTANCE OF PRIVATE PLACEMENT

Valerie Gold Resources Ltd. ("Valerie") (VLG-CDNX) and Northern Orion Explorations Ltd. (NNO-TSE) ("Northern Orion") are pleased to announce the closing of their previously announced non-brokered private placement, whereby Valerie subscribed for 8,333,333 units of Northern Orion at a price of $0.06 per unit for a payment of $500,000. The 8,333,333 units consist of an aggregate of 8,333,333 common shares and 500,000 share purchase warrants. Each whole warrant is exercisable for a period of two years from closing at price of $0.075 per share.

The issuance of the 8,333,333 common shares and 500,000 warrants will result in Valerie owning 18,333,333 common shares of Northern Orion representing 15% of the issued and outstanding shares of Northern Orion. In addition, Valerie holds 10,000,000 warrants to purchase up to an additional 10,000,000 previously unissued common shares and is entitled to purchase or direct the sale of 60,012,471 common shares in the capital of Northern Orion held under option by 1341180 Ontario Limited.

Valerie has acquired these securities for investment purposes. It is Valerie's intention to evaluate the investment in Northern Orion and to increase and decrease its shareholdings, as circumstances require.

Northern Orion intends to use the proceeds of this private placement for working capital as it pursues acquisition opportunities.

For further information please contact:

NORTHERN ORION EXPLORATIONS LTD

Stephen Wilkinson, President
David Cohen, Senior Vice President
Tel: (604) 687-4622 Fax: (604) 687-4212
Email: *info@northernorion.com*

VALERIE GOLD RESOURCES LTD.

Frank A. Lang, – President
William ("Bill") Witte, Exec. Vice President
Tel: (604) 687-4622 Fax: (604) 687-4212
Toll Free: 1-888-267-1400
Email: Investor@langmining.com